Execution Version

FIRST AMENDING AGREEMENT
THIS AGREEMENT is made as of April 25, 2018
BETWEEN:
BAYTEX ENERGY CORP., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the "Canadian Borrower"), and BAYTEX ENERGY USA, INC., a Delaware corporation (hereinafter referred to as the "U.S. Borrower" and together with the Canadian Borrower, collectively, the "Borrowers" and, individually, a "Borrower"),
OF THE FIRST PART,
- and -
BTE FINANCE COMPANY LTD.,
BAYTEX ENERGY LTD.,
BAYTEX MARKETING LTD.,
BAYTEX ENERGY PARTNERSHIP,
BAYTEX COMMERCIAL TRUST 1,
BAYTEX COMMERCIAL TRUST 2,
BAYTEX COMMERCIAL TRUST 3,
BAYTEX COMMERCIAL TRUST 4,
BAYTEX COMMERCIAL TRUST 5,
BAYTEX COMMERCIAL TRUST 6,
BAYTEX COMMERCIAL TRUST 7,
BAYTEX USA DEVELOPMENT, LLC and
BTE CANADA HOLDINGS LTD.
(hereinafter referred to collectively as the "Guarantors" and individually as a "Guarantor"),
OF THE SECOND PART,
- and -
THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE,
ROYAL BANK OF CANADA,
THE TORONTO-DOMINION BANK,
TORONTO DOMINION (NEW YORK) LLC,
BANK OF MONTREAL,
BANK OF MONTREAL, CHICAGO BRANCH,
NATIONAL BANK OF CANADA,
ATB FINANCIAL (formerly named, ALBERTA TREASURY BRANCHES),
EXPORT DEVELOPMENT CANADA,
BARCLAYS BANK PLC,
FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC,
DESJARDINS FLORIDA BRANCH and

WELLS FARGO BANK, N.A., CANADIAN BRANCH
(hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),
OF THE THIRD PART,
- and -
THE BANK OF NOVA SCOTIA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),
OF THE FOURTH PART.
WHEREAS Export Development Canada (the "New Lender") has agreed to provide an additional Canadian Syndicated Facility Commitment and an additional U.S. Facility Commitment, and to become a Lender in accordance with the terms of the Credit Agreement;
AND WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;
AND WHEREAS:

(a)
certain of the existing Lenders under the Credit Agreement as in effect prior to this Agreement (collectively, the "Departing Lenders") have, immediately prior to the effectiveness of this Agreement, entered into assignment agreements (collectively, the "Departing Lender Assignment Agreements") with The Bank of Nova Scotia ("BNS") to assign to BNS all of such Departing Lenders': (i) right, title and interest in, to and under each of the outstanding Loans and other Obligations owing by the Borrowers to such Departing Lenders' under the Credit Facilities other than the Libor Loan (Maturing May 11) (as defined below); and (ii) Commitments under the Credit Facilities;

(b)
concurrently with the effectiveness of the Departing Lender Assignment Agreements, the U.S. Borrower has repaid to the applicable Departing Lenders their respective Ratable Portions of the Libor Loan maturing on May 11, 2018 and borrowed under the U.S. Facility (the "Libor Loan (Maturing May 11)"), without a corresponding repayment to the other Lenders; and

(c)
the Lenders party hereto have agreed to consent to the foregoing transactions, including, for certainty, the repayment by the U.S. Borrower of the Departing Lenders' Rateable Portions of the Libor Loan (Maturing May 11),

(the foregoing consent and transactions being, collectively, the "Departing Lender Transactions");
AND WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Existing Guarantees (as defined below) as hereinafter set forth;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.	Interpretation
1.1.    In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"Agreement" means this agreement, as amended, modified, supplemented or restated from time to time.
"Credit Agreement" means the amended and restated credit agreement made as of June 4, 2014 and amended and restated as of March 31, 2016 between the Borrowers, the Lenders (other than the New Lender) and the Agent.
"Existing Guarantees" means, collectively, the existing guarantees previously entered into by each of the Guarantors prior to the date hereof (including, for certainty and, to the extent applicable to any of such Guarantors, by such Guarantors' amalgamation predecessors) and granted, in each case, in favour of the Agent and the other Beneficiaries (as defined therein).
"Libor Loan (Maturing May 11)" has the meaning set out in the recitals hereto.
1.2.    Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.
1.3.    The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.
1.4.    This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
1.5.    The following schedules are annexed hereto and are incorporated by reference and deemed to be part hereof:
Schedule A – Lenders and Commitments;
Schedule B – Form of Material Subsidiary Guarantee; and
Schedule C – Form of Confirmation and Amending Agreement.

2.	Amendments and Supplements to Credit Agreement
2.1.    Extension of Maturity Dates. Each of the Canadian Syndicated Facility Maturity Date, the Operating Facility Maturity Date and the U.S. Facility Maturity Date is hereby extended from June 4, 2019 to June 4, 2020, without derogating from the right of the Borrowers to further extend such date with respect to a given Lender in accordance with Sections 2.20, 2.21 or 2.22, as applicable, of the Credit Agreement.
2.2.    Changes in Pricing. The definition of "Applicable Pricing Rate" contained in Section 1.1(1) of the Credit Agreement is hereby amended to:

(a)	delete the table contained therein in its entirety and to substitute the following table therefor:

Senior Secured Debt to EBITDA Ratio	Margin on Canadian Prime Rate Loans and U.S. Base Rate Loans	Margin on Libor Loans, Acceptance Fees for Bankers' Acceptances and Issuance Fees for Letters of Credit	Standby Fee on each Canadian Credit Facility and the U.S. Facility
less than 1.00:1.00	[redacted]	[redacted]	[redacted]
greater than or equal to 1.00:1.00 and less than 1.50:1.00	[redacted]	[redacted]	[redacted]
greater than or equal to 1.50:1.00 and less than 2.00:1.00	[redacted]	[redacted]	[redacted]
greater than or equal to 2.00:1.00 and less than 2.50:1.00	[redacted]	[redacted]	[redacted]
greater than or equal to 2.50:1.00 and less than 3.00:1.00	[redacted]	[redacted]	[redacted]
greater than or equal to 3.00:1.00	[redacted]	[redacted]	[redacted]

(b)	delete subparagraph (e) to the proviso immediately following the table contained therein and to substitute the following new subparagraph (e) therefor:
"(e)    [intentionally deleted];".
2.3.    Increase in Operating Facility. The existing definition of "Operating Facility" contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete the reference therein to "U.S.$25,000,000" and to substitute "U.S.$35,000,000" therefor.
2.4.    Decrease in Canadian Syndicated Facility. The existing definition of "Canadian Syndicated Facility" contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete the reference therein to "U.S.$350,000,000" and to substitute "U.S.$340,000,000" therefor.
2.5.    Amendment to definition of "U.S. Base Rate". The existing definition of "U.S. Base Rate" contained in Section 1.1(1) of the Credit Agreement is hereby amended by deleting the proviso at the end of such definition in its entirety and substituting the following therefor:
"provided that: (i) if all such rates are equal or if such Federal Funds Rate and such Libor Rate are unavailable for any reason on the date of determination, then the "U.S. Base Rate" shall be the rate specified in (a) above; and (ii) if any of the circumstances referenced in Section 13.1(a), (b) or (c) have occurred or have been determined to have occurred, then the "U.S. Base Rate" shall be determined without regard to (c) above."
2.6.    Reset Limit on Sale of Assets. The parties hereto agree that:

(a)	each reference to "the date hereof" in Sections 10.2(d)(i) and 10.2(d)(ii) of the Credit Agreement is hereby deleted and "April 25, 2018" is hereby substituted therefor; and

(b)	for certainty:

(i)
the determination of whether the aggregate fair market value of all sales, transfers and other dispositions of property and assets of the Canadian Borrower and its Subsidiaries, whether in one or a series of transactions, in the aggregate has exceeded the U.S.$250,000,000 "basket" referred to in Section 10.2(d)(i) of the Credit Agreement shall be determined from and after the date of this Agreement, upon satisfaction of the conditions precedent set forth in Section 7 hereof, without regard to any sales, transfers and other dispositions of property and assets prior to such date; and

(ii)
the determination of whether the aggregate fair market value of all sales, transfers and other dispositions of the U.S. Assets of the Canadian Borrower and its Subsidiaries, whether in one or a series of transactions, in the aggregate has exceeded the U.S.$100,000,000 "basket" referred to in Section 10.2(d)(ii) of the Credit Agreement shall be determined from and after the date of this Agreement, upon satisfaction of the conditions precedent set forth in Section 7 hereof, without regard to any sales, transfers and other dispositions of U.S. Assets prior to such date.

2.7.    Amendments to Financial Covenants. Section 10.3 of the Credit Agreement is hereby amended to:

(a)	delete the existing subparagraph (a) thereof in its entirety and to substitute the following therefor:
"(a)    Interest Coverage Ratio
The Canadian Borrower shall not, as at each Quarter End commencing with the March 31, 2018 Quarter End, permit the Interest Coverage Ratio to be less than 2.00:1.00."; and

(b)	delete the existing subparagraph (b) thereof in its entirety and to substitute the following therefor:
"(b)    Senior Secured Debt to EBITDA Ratio
The Canadian Borrower shall not, as at each Quarter End commencing with the March 31, 2018 Quarter End, permit the Senior Secured Debt to EBITDA Ratio to exceed 3.50:1.00."
2.8.    New Interest Act (Canada) Provisions.

(a)	Section 5.4 of the Credit Agreement is hereby amended to add the following new Sections 5.4(3) and 5.4(4) thereto:
"(3)    EACH OF THE BORROWERS ACKNOWLEDGES AND CONFIRMS THAT: (A) THIS AGREEMENT, INCLUDING ARTICLE 5 HEREOF AND THE CONSTITUENT DEFINITIONS HEREIN AND UNDER THE OTHER DOCUMENTS RELATING TO INTEREST AND OTHER AMOUNTS PAYABLE HEREUNDER AND THEREUNDER, SATISFIES THE REQUIREMENTS OF SECTION 4 OF THE INTEREST ACT (CANADA) TO THE EXTENT THAT SECTION 4 OF THE INTEREST ACT (CANADA) APPLIES TO THE EXPRESSION, STATEMENT OR CALCULATION OF ANY RATE OF INTEREST OR OTHER RATE PER ANNUM HEREUNDER OR UNDER ANY OTHER DOCUMENT; AND (B) THE BORROWERS AND THE CANADIAN

BORROWER'S SUBSIDIARIES ARE EACH ABLE TO CALCULATE THE YEARLY RATE OR PERCENTAGE OF INTEREST PAYABLE UNDER ANY DOCUMENT BASED ON THE METHODOLOGY SET OUT HEREIN AND UNDER THE OTHER DOCUMENTS, INCLUDING THIS ARTICLE 5 AND THE CONSTITUENT DEFINITIONS HEREIN AND UNDER THE OTHER DOCUMENTS RELATING TO INTEREST AND OTHER AMOUNTS PAYABLE HEREUNDER AND THEREUNDER.
(4)    EACH OF THE BORROWERS HEREBY IRREVOCABLY AGREES NOT TO, AND AGREES TO CAUSE EACH OF ITS SUBSIDIARIES NOT TO, PLEAD OR ASSERT, WHETHER BY WAY OF DEFENCE OR OTHERWISE, IN ANY PROCEEDING RELATING TO THE DOCUMENTS, THAT THE INTEREST PAYABLE UNDER THE DOCUMENTS AND THE CALCULATION THEREOF HAS NOT BEEN ADEQUATELY DISCLOSED TO THE BORROWERS OR ANY SUBSIDIARY, WHETHER PURSUANT TO SECTION 4 OF THE INTEREST ACT (CANADA) OR ANY OTHER APPLICABLE LAW OR LEGAL PRINCIPLE."

(b)	Section 9.1(1) of the Credit Agreement is hereby amended by adding the following new subparagraph (w) immediately following the existing subparagraph (v) thereof, as follows:
"(w)    Interest Act (Canada)

(i)
This Agreement, including Article 5 hereof and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder, satisfies the requirements of section 4 of the Interest Act (Canada) to the extent that section 4 of the Interest Act (Canada) applies to the expression, statement or calculation of any rate of interest or other rate per annum hereunder or under any other Document.

(ii)
The Borrowers and the Canadian Borrower's Subsidiaries are each able to calculate the yearly rate or percentage of interest payable under any Document based on the methodology set out herein and under the other Documents, including Article 5 hereof and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder."

(c)
Section 14.2 of the Credit Agreement is hereby amended by (i) renumbering existing subparagraphs (j) and (k) thereof as new subparagraphs (l) and (m) thereof, respectively, and (ii) inserting the following new subparagraphs (j) and (k) immediately following existing subparagraph (i) thereof, as follows:

"(j)	without limiting the foregoing, any inaccuracy or incompleteness of the Canadian Borrower's representations and warranties contained in Section 9.1(w) hereof;

(k)	any failure of a Borrower to observe or fulfil its obligations under Section 5.4(4) hereof;"
2.9.    New Schedule A; Revised Commitments. Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto, inter alia, to provide that the Operating

Facility Commitment, the Canadian Syndicated Facility Commitment and the U.S. Facility Commitment of each Lender shall be the amount set forth opposite its name on such new Schedule A.
2.10.    New Schedule H-5; Revised Form of Material Subsidiary Guarantee. Schedule H-5 to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule H-5 in the form attached hereto as Schedule B.
2.11.    Provisions Relating to EDC. The parties hereto agree that:

(a)	subparagraph (c)(i) of the definition of "BA Discount Rate" in Section 1.1(1) of the Credit Agreement is hereby amended to add ", Export Development Canada" immediately after "Schedule I Lender";

(b)	Section 15.14(1) of the Credit Agreement is hereby amended to delete the first word thereof "Each" and to substitute "Except to the extent prohibited by applicable law, each" therefor; and

(c)	so long as Export Development Canada is a Lender, the Borrower shall not be entitled to request a POA LC be issued, nor shall a POA LC be issued, under the Credit Agreement.
2.12.    Updates to Sanctions Definitions. The parties hereto agree that the following definitions contained in Section 1.1(1) of the Credit Agreement are hereby amended as follows:

(a)
the definition of "Sanctions" is hereby amended to add ", the Justice for Victims of Corrupt Foreign Officials Act (Canada), the Export and Import Permits Act (Canada)" immediately after "the Special Economic Measures Act (Canada)";

(b)	the definition of "Sanctions Authority" is hereby amended to add "and Global Affairs Canada" immediately after "OFAC"; and

(c)
the definition of "Sanctions List" in Section 1.1(1) of the Credit Agreement is hereby amended to add "the Current Sanctions Imposed by Canada List maintained by Global Affairs Canada," immediately after " the "Specially Designated Nationals and Blocked Persons" list maintained by OFAC,".

2.13.    Addition of New Lender.

(a)
Addition of New Lender. The parties hereto hereby confirm and agree that, from and after the date hereof, the New Lender shall be a Lender for all purposes of the Credit Agreement and the other Documents having the Commitments set forth opposite its name on Schedule A hereto and all references herein or therein to "Lenders" or a "Lender" shall be deemed to include the New Lender.

(b)
Novation of New Lender. The New Lender hereby agrees that it will be bound by the Credit Agreement and the other Documents as a Lender to the extent of its Commitments as fully as if it had been an original party to the Credit Agreement.

(c)
The Agent. Without in any way limiting the other provisions hereof, the New Lender irrevocably appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto, all in accordance with the provisions of the Credit Agreement.

(d)
Independent Credit Decision. The New Lender acknowledges to the Agent that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower and its Subsidiaries, all of the matters and transactions contemplated herein and in the Credit Agreement and the other Documents and all other matters incidental to the Credit Agreement and the other Documents. The New Lender confirms with the Agent that it does not rely, and it will not hereafter rely, on the Agent:

(i)
to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower, its Subsidiaries or any other person under or in connection with the Credit Agreement and the other Documents or the transactions therein contemplated (whether or not such information has been or is hereafter distributed to it by the Agent); or

(ii)	to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower and its Subsidiaries.
The New Lender acknowledges to the Agent that a copy of the Credit Agreement (including a copy of the schedules annexed thereto) has been made available to it for review and further acknowledges and agrees that it has received copies of such other Documents and such other information that it has requested for the purposes of its investigation and analysis of all matters related to this Agreement, the Credit Agreement, the other Documents and the transactions contemplated hereby and thereby. The New Lender acknowledges to the Agent that it is satisfied with the form and substance of the Credit Agreement (as amended and supplemented hereby) and the other Documents.

(e)
Consent of the Agent and the Fronting Lenders. The Agent and each Fronting Lender hereby consents to the addition and novation of the New Lender into the Credit Agreement as a Lender and agrees to recognize the New Lender as a Lender under the Credit Agreement as fully as if such New Lender had been an original party to the Credit Agreement.

3.	Amendments and Supplements to Existing Guarantees
Each of the Existing Guarantees is hereby amended to:

(a)
delete Section 1.4 thereof in its entirety and to substitute therefor Section 1.4 of Schedule H-5 to the Credit Agreement (after giving effect to the replacement of such Schedule H-5 pursuant to Section 2.10 hereof); and

(b)
add as a new subparagraph (c.1) to Section 7.1 thereof subparagraph (c.1) of Section 7.1 of Schedule H-5 to the Credit Agreement (after giving effect to the replacement of such Schedule H-5 pursuant to Section 2.10 hereof), with the intent that each of such Existing Guarantees shall be in the same form and substance as the revised form of Material Subsidiary Guarantee attached to the Credit Agreement as Schedule H-5 (after giving effect to the replacement of such Schedule H-5 pursuant to Section 2.10 hereof).

4.	Funding to Reflect Revised Facility Commitments
4.1.    Funding of Outstanding Loans other than the Libor Loan (Maturing May 11). In order to give effect to the foregoing, upon, and with effect from, the satisfaction of the conditions precedent set forth below, the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent (including the assignment of interests in, or the purchase of participations in, existing Loans) to give effect to the foregoing new and revised Commitments and to ensure that the aggregate Obligations owing to each Lender under each Credit Facility are outstanding in proportion to each Lender's Rateable Portion of all outstanding Obligations under each such Credit Facility after giving effect to such new and revised Commitments; provided that, the foregoing provisions of this Section 4.1 shall not apply to the Libor Loan (Maturing May 11) outstanding on the effective date of the new and revised Commitments, such Libor Loan (Maturing May 11) being subject to and dealt with pursuant to Section 4.2 hereof.
4.2.    Outstanding Libor Loan (Maturing May 11).

(a)
The parties hereby acknowledge that, on the effective date of the new and revised Commitments contemplated hereby, the Libor Loan (Maturing May 11) is outstanding. It is acknowledged and agreed by the parties hereto that:

(i)
all rights and interests of the continuing U.S. Facility Lenders (that is, each of the U.S. Facility Lenders other than the New Lender) in respect of, and any obligation of the U.S. Borrower to pay or reimburse the U.S. Facility Lenders in respect of, the Libor Loan (Maturing May 11) is solely a risk and for the account of the U.S. Facility Lenders other than the New Lender based upon their respective Rateable Portions as in effect prior to and without regard to the new and revised U.S. Facility Commitments contemplated by this Agreement; and

(ii)	each consents to the Departing Lender Transactions.

(b)
Notwithstanding the foregoing, on May 11, 2018 when the Libor Loan (Maturing May 11) matures and either a Rollover or Conversion thereof is made by the U.S. Borrower in respect thereof, each of the U.S. Facility Lenders (including, for certainty, the New Lender) shall participate in the Loans effecting any such Rollover or Conversion to the full extent of its U.S. Facility Commitment and Rateable Portion therein after giving effect to the new and revised in U.S. Facility Commitments contemplated by this Agreement.

4.3.    Outstanding Fronted LCs. Without limiting the other provisions hereof or of the Credit Agreement, and for greater certainty, each of the Lenders hereby acknowledges and agrees that it shall indemnify each Fronting Lender for its Rateable Portion of any Fronted LCs issued by such Fronting Lender that are outstanding on the date hereof based upon its Commitments after giving effect to the new and revised Commitments contemplated by this Agreement (to the extent a Borrower fails to reimburse or indemnify each such Fronting Lender in accordance with the Credit Agreement). Each of the Lenders shall be entitled to its Rateable Portion (based upon its Commitments after giving effect to the new and revised Commitments contemplated by this Agreement) of any fees to be paid pursuant to Section 7.11(1) of the Credit Agreement in respect of such outstanding Fronted LCs for the period from and after the date hereof until the expiry date of such Fronted LCs and the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Fronting Lenders to give effect to the foregoing.

5.	Fees
5.1.    Fee Payable in Respect of Increase in Canadian Syndicated Facility Commitments and Operating Facility Commitment. The Borrower hereby agrees to pay to the Agent, for the New Lender and each Lender which will have increased its aggregate Commitments under the Canadian Credit Facilities (after giving effect hereto) from such aggregate Commitments as in effect under the Credit Agreement immediately prior to the date hereof and prior to concurrent assignments by Former Lenders on the date hereof (the "Canadian Increasing Lenders"), a fee in United States Dollars in an amount equal to [redacted] of such increased amount of each such Lender's aggregate Commitments under the Canadian Credit Facilities after giving effect hereto (the "Increased Canadian Facilities Commitments").
5.2.    Extension Fee in Respect of the Canadian Syndicated Facility and the Operating Facility. The Canadian Borrower hereby agrees to pay to the Agent, for each Lender, an extension fee in United States Dollars in an amount equal to [redacted] of the aggregate amount of each such Lender's Commitments under the Canadian Credit Facilities (after giving effect hereto) from such aggregate Commitments as in effect under the Credit Agreement immediately prior to the date hereof and prior to concurrent assignments by Former Lenders on the date hereof, provided that, the Canadian Increasing Lenders shall not receive the aforementioned extension fees on any Increased Canadian Facilities Commitments (the fees on such Increased Canadian Facilities Commitments being dealt with in Section 5.1).
5.3.    Fee Payable in Respect of Increase in U.S. Facility Commitments. The U.S. Borrower hereby agrees to pay to the Agent, for the New Lender and each U.S. Facility Lender which will have increased its U.S. Facility Commitment (after giving effect hereto) from such U.S. Facility Commitment as in effect under the Credit Agreement immediately prior to the date hereof and prior to concurrent assignments by Former Lenders on the date hereof (the "U.S. Increasing Lenders"), a fee in United States Dollars in an amount equal to [redacted] of such increased amount of each such Lender's U.S. Facility Commitment after giving effect hereto (the "Increased U.S. Facility Commitment").
5.4.    Extension Fee in Respect of the U.S. Facility. The U.S. Borrower hereby agrees to pay to the Agent, for each U.S. Facility Lender, an extension fee in United States Dollars in an amount equal to [redacted] of the aggregate amount of each such U.S. Facility Lender's U.S. Facility Commitment (after giving effect hereto) from such U.S. Facility Commitment as in effect under the Credit Agreement immediately prior to the date hereof and prior to concurrent assignments by Former Lenders on the date hereof, provided that, the U.S. Increasing Lenders shall not receive the aforementioned extension fees on any Increased U.S. Facility Commitment of such U.S. Increasing Lenders (the fees on such Increased U.S. Facility Commitment being dealt with in Section 5.3).

6.	Representations and Warranties
Each Borrower and each of the Guarantors (in the case of the U.S. Borrower and the Guarantors, with respect to subparagraphs (a), (b), (c) and (e) of this Section 6 only) hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority

(i)
It is duly amalgamated, incorporated or formed, as the case may be, and is validly subsisting under the laws of its jurisdiction of amalgamation, incorporation or formation, as the case may be, and has all the requisite capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite capacity, power and authority to execute and deliver this Agreement.

(b)	Authorization; Enforceability
It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments
The execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to it, or of any law, regulation, judgment, decree or order binding on or applicable to it or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which it or any of its Subsidiaries is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the consent or approval of any Governmental Authority or any other party.

(d)	Credit Agreement Representations and Warranties
Each of the representations and warranties of the Canadian Borrower set forth in Section 9.1 of the Credit Agreement is true and accurate in all respects as of the date hereof other than any such representations and warranties which expressly speak of an earlier date.

(e)	No Default
No Default or Event of Default has occurred or is continuing or shall result from or exist immediately after the coming into effect of the amendments and supplements to the Credit Agreement contemplated hereby.
The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' Counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

7.	Conditions Precedent

The amendments and supplements to the Credit Agreement and the Existing Guarantees contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)	the Borrowers shall have paid to the Agent, for each Lender, the fees required to be paid pursuant to Section 5 hereof; and

(b)
no Default or Event of Default shall have occurred and be continuing or shall result from or exist immediately after the coming into effect of the amendments and supplements to the Credit Agreement contemplated hereby.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

8.	Covenant in Respect of the Baytex LuxCos' Delivery of Confirmation and Amending Agreement
The Canadian Borrower shall (unless otherwise consented to by the Lenders in accordance with the Credit Agreement), by no later than May 31, 2018, have caused each Baytex LuxCo to execute and deliver to the Agent a Confirmation and Amending Agreement in the form attached hereto as Schedule C, failing which, and notwithstanding any other provision hereof or in the Credit Agreement (as amended and supplemented by this Agreement) to the contrary, an Event of Default shall be deemed to exist under the Credit Agreement (as amended and supplemented by this Agreement).

9.	Confirmation of Credit Agreement and other Documents
The Credit Agreement and the other Documents, in particular, the Existing Guarantees, to which the Borrowers and the Guarantors are a party, as applicable, and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement and the Existing Guarantees as amended and supplemented by this Agreement and each of the other Documents to which the Borrowers and the Guarantors are a party, as applicable, is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 7 hereof.

10.	Further Assurances
The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

11.	Enurement
This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

12.	Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument,

and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.
BORROWERS:

BAYTEX ENERGY CORP.

By:	("Signed")
Name: Title:

By:	("Signed")
Name: Title:

Signature Page to the First Amending Agreement

BAYTEX ENERGY USA, INC.

By:	("Signed")
Name: Title:

By:
Name: Title:

Signature Page to the First Amending Agreement

GUARANTORS:

BTE FINANCE COMPANY LTD.

BAYTEX ENERGY LTD.
BAYTEX MARKETING LTD.
BAYTEX ENERGY PARTNERSHIP, by its managing partner,
BAYTEX ENERGY LTD.
BAYTEX COMMERCIAL TRUST 1,
by its manager,
BTE FINANCE COMPANY LTD.
BAYTEX COMMERCIAL TRUST 2,
by its manager,
BTE FINANCE COMPANY LTD.
BAYTEX COMMERCIAL TRUST 3,
by its manager,
BTE FINANCE COMPANY LTD.
BAYTEX COMMERCIAL TRUST 4,
by its manager,
BTE FINANCE COMPANY LTD.
BAYTEX COMMERCIAL TRUST 5,
by its manager,
BTE FINANCE COMPANY LTD.
BAYTEX COMMERCIAL TRUST 6,
by its manager,
BTE FINANCE COMPANY LTD.
BAYTEX COMMERCIAL TRUST 7,
by its manager,
BTE FINANCE COMPANY LTD.
BTE CANADA HOLDINGS LTD.
each of the undersigned:

By:	("Signed")
Name: Title:

By:	("Signed")
Name: Title:

Signature Page to the First Amending Agreement

BAYTEX USA DEVELOPMENT, LLC

By:	("Signed")
Name: Title:

By:
Name: Title:

Signature Page to the First Amending Agreement

AGENT:

THE BANK OF NOVA SCOTIA, in its capacity as the Agent

By:	("Signed")
Name:
Title:

Signature Page to the First Amending Agreement

LENDERS:

THE BANK OF NOVA SCOTIA, in its capacity as Lender under the Revolving Syndicated Facility, as U.S. Facility Lender and as the Operating Lender

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the First Amending Agreement

CANADIAN IMPERIAL BANK OF COMMERCE, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the First Amending Agreement

ROYAL BANK OF CANADA, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the First Amending Agreement

THE TORONTO-DOMINION BANK, in its capacity as Lender under the Canadian Syndicated Facility

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the First Amending Agreement

TORONTO DOMINION (NEW YORK) LLC, in its capacity as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the First Amending Agreement

BANK OF MONTREAL, in its capacity as Lender under the Canadian Syndicated Facility

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the First Amending Agreement

BANK OF MONTREAL, CHICAGO BRANCH, in its capacity as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the First Amending Agreement

NATIONAL BANK OF CANADA, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the First Amending Agreement

ATB FINANCIAL, in its capacity as Lender under the Canadian Syndicated Facility

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the First Amending Agreement

EXPORT DEVELOPMENT CANADA, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the First Amending Agreement

BARCLAYS BANK PLC, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the First Amending Agreement

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, in its capacity as Lender under the Canadian Syndicated Facility

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the First Amending Agreement

DESJARDINS FLORIDA BRANCH, in its capacity as U.S. Facility Lender

By:	("Signed")
Name:
Title:

Signature Page to the First Amending Agreement

WELLS FARGO BANK, N.A., CANADIAN BRANCH, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the First Amending Agreement

SCHEDULE A
TO THE FIRST AMENDING AGREEMENT
SCHEDULE A
LENDERS AND COMMITMENTS

Lender	Operating Facility Commitment	Canadian Syndicated Facility Commitment	U.S. Facility Commitment
The Bank of Nova Scotia	[redacted]
Canadian Imperial Bank of Commerce
Royal Bank of Canada
(a) The Toronto-Dominion Bank (b) Toronto Dominion (New York) LLC
(a) Bank of Montreal (b) Bank of Montreal, Chicago Branch
National Bank of Canada
ATB Financial
Export Development Canada
Barclays Bank PLC
(a) Fédération des caisses Desjardins du Québec (b) Desjardins Florida Branch
Wells Fargo Bank, N.A., Canadian Branch
Total:	U.S.$35,000,000	U.S.$340,000,000	U.S.$200,000,000

Fronting Lender	Individual Fronting Limit
The Bank of Nova Scotia	[redacted]

SCHEDULE B
TO THE FIRST AMENDING AGREEMENT
SCHEDULE H-5

[•] [INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY]

GUARANTEE

MADE AS OF [●], 20[●]

TABLE OF CONTENTS
ARTICLE 1 - INTERPRETATION    1
1.1    Definitions    1
1.2    Headings    3
1.3    Number; persons; including    3
1.4    Interest Act (Canada)    3
1.5    Nominal Rates    4
1.6    [References to Guarantor]    4
1.7    [Luxembourg Terms]    5
ARTICLE 2 - GUARANTEE    5
2.1    Guarantee of Obligations    5
2.2    Indemnity    5
2.3    Guarantor as Principal Obligor    6
2.4    Guarantee Absolute and Unconditional    6
2.5    Keepwell    8
2.6    [Luxembourg Limitation on Guarantee    9
ARTICLE 3 - DEALINGS WITH THE BORROWERS, THE SUBSIDIARIES AND OTHERS    9
3.1    No Release    9
3.2    No Exhaustion of Remedies    10
3.3    Evidence of Obligations    10
3.4    No Set-off    10
ARTICLE 4 - CONTINUING GUARANTEE    10
4.1    Continuing Guarantee    10
4.2    Revival of Indebtedness    11
ARTICLE 5 - DEMAND FOR PAYMENT, EXPENSES AND INTEREST    11
5.1    Demand for Payment    11
5.2    Stay of Acceleration    11
5.3    Expenses    11
5.4    Interest    11
ARTICLE 6 - SUBROGATION    12
6.1    Subrogation    12
ARTICLE 7 - REPRESENTATIONS AND WARRANTIES; COVENANTS    12
7.1    Representations and Warranties    12

7.2    Effective Time of Repetition    14
7.3    Nature of Representations and Warranties    14
7.4    Covenants Contained in the Credit Agreement and Other Documents    14
ARTICLE 8 - POSTPONEMENT    15
8.1    Postponement    15
ARTICLE 9 - GENERAL    16
9.1    Waiver of Notices    16
9.2    Benefit of the Guarantee    16
9.3    Foreign Currency Obligations    16
9.4    Taxes and Set-off by Guarantor    16
9.5    No Waiver; Remedies    17
9.6    Severability    17
9.7    Amendments and Waivers    17
9.8    Additional Security    18
9.9    Notices    18
9.10    Assignment    19
9.11    Time of Essence    19
9.12    Financial Condition of the Borrowers and the Subsidiaries    19
9.13    Acknowledgement of Documentation    19
9.14    Entire Agreement    20
9.15    Governing Law    20
9.16    Attornment    20

[●] [INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY]
GUARANTEE
THIS GUARANTEE is made as of [●], 20[●]
WHEREAS the Guarantor is a Subsidiary of the Canadian Borrower;
AND WHEREAS the Guarantor has agreed to provide a guarantee with respect to the Credit Facilities provided by the Lenders pursuant to the Credit Agreement and with respect to the Lender Financial Instruments and the Cash Management Documents;
NOW THEREFORE, in consideration of the covenants and agreements herein contained, the sum of Cdn.$10.00 now paid by the Beneficiaries to the Guarantor and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the Guarantor hereby covenants and agrees with the Beneficiaries as follows:
ARTICLE 1- INTERPRETATION

1.1	Definitions

(a)	In this Guarantee and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"Beneficiaries" means, collectively, the Lenders, the Hedging Affiliates, the Cash Managers and the Agent, and "Beneficiary" means any of the Lenders, the Hedging Affiliates, the Cash Managers or the Agent.
"Beneficiaries' Counsel" means Blake, Cassels & Graydon LLP or such other firm of lawyers as may be selected by the Beneficiaries from time to time.
"Borrowers" means, collectively, Baytex Energy Corp., as Canadian Borrower, and its successors and Baytex Energy USA, Inc., as U.S. Borrower, and its successors, and "Borrowers" means either of the foregoing.
"Commodity Exchange Act" means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.
"Credit Agreement" means the credit agreement made as of June 4, 2014 and amended and restated as of March 31, 2016, between Baytex Energy Corp., as Canadian Borrower, and Baytex Energy USA, Inc., as U.S. Borrower, The Bank of Nova Scotia and the other persons party thereto and such other persons as become parties thereto, as lenders, and The Bank of Nova Scotia as agent of such lenders, as the same may be further amended, modified, supplemented or restated from time to time in accordance with the provisions thereof.
"Default Rate" means a rate per annum that is equal to (i) in respect of amounts due in Canadian Dollars, the rate of interest then payable under the Credit Agreement on Canadian Prime Rate Loans plus 2.0% per annum or (ii) in respect of amounts due in United States Dollars, the rate of interest then payable under the Credit Agreement on U.S. Base Rate Loans plus 2.0% per annum.

"Documents" means, collectively, the Documents as defined in the Credit Agreement together with any and all Lender Financial Instruments and any and all Cash Management Documents.
"Excluded Swap Obligations" means any Swap Obligation if, and to the extent that, all or a portion of the guarantee of the Guarantor pursuant hereto of, or the grant by the Guarantor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of the Guarantor's failure for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act and the regulations thereunder at the time the guarantee of the Guarantor pursuant hereto or the grant of such security interest becomes effective with respect to such Swap Obligation; provided that, if a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal.
"Guarantee" means this guarantee, as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.
"Guarantor" means [●] [INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY][, a Luxembourg private limited liability company (société à responsabilité limitée), with registered office at 99, Grand Rue, L-1661 Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B[●], and having on the date hereof a share capital of EUR [●]] [Note: Insert the foregoing square-bracketed wording for a guarantee from a Baytex Luxco.], and its successors.
"Obligations" means, collectively and at any time and from time to time (i) all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of each Borrower to the Agent and the Lenders under, pursuant or relating to the Credit Agreement and the other Documents and including the principal amount of all Loans and all interest, commissions, legal and other costs, charges and expenses payable by each Borrower under the Credit Agreement and other Documents, (ii) all Lender Financial Instrument Obligations of or owing by the Canadian Borrower and the Subsidiaries (other than the Guarantor) to any and all Lenders and Hedging Affiliates (other than any Excluded Swap Obligations), and (iii) all Cash Management Obligations of or owing by the Canadian Borrower and the Subsidiaries (other than the Guarantor) to any and all Cash Managers, in each case whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.
"Qualified Keepwell Provider" means, in respect of any Swap Obligation, each Borrower and each Material Subsidiary that, at the time the relevant guarantee (or grant of the relevant security interest, as applicable) becomes effective with respect to such Swap Obligation, has total assets exceeding U.S.$10,000,000 or otherwise constitutes an "eligible contract participant" under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an "eligible contract participant" with respect to such Swap Obligation at such time by entering into a keepwell or guarantee pursuant to Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

"Swap Obligation" means, with respect to the Canadian Borrower or any Subsidiary (other than the Guarantor), any obligation to pay or perform under any agreement, contract or transaction that constitutes a "swap" within the meaning of section 1a(47) of the Commodity Exchange Act.

(b)
Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Credit Agreement. For certainty, if the Credit Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned capitalized words and phrases shall continue to have the same defined meanings set forth in the Credit Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.

1.2	Headings
The division of this Guarantee into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee. The terms "this Guarantee", "hereof", "hereunder" and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

1.3	Number; persons; including
Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.4	Interest Act (Canada)

(a)
Whenever a rate of interest hereunder is calculated on the basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

(b)
THE GUARANTOR ACKNOWLEDGES AND CONFIRMS THAT: (A) THE CREDIT AGREEMENT, INCLUDING ARTICLE 5 THEREOF AND THE CONSTITUENT DEFINITIONS THEREIN AND UNDER THIS GUARANTEE AND THE OTHER DOCUMENTS RELATING TO INTEREST AND OTHER AMOUNTS PAYABLE HEREUNDER AND THEREUNDER, SATISFIES THE REQUIREMENTS OF SECTION 4 OF THE INTEREST ACT (CANADA) TO THE EXTENT THAT SECTION 4 OF

THE INTEREST ACT (CANADA) APPLIES TO THE EXPRESSION, STATEMENT OR CALCULATION OF ANY RATE OF INTEREST OR OTHER RATE PER ANNUM HEREUNDER OR UNDER ANY OTHER DOCUMENT; AND (B) THE GUARANTOR IS ABLE TO CALCULATE THE YEARLY RATE OR PERCENTAGE OF INTEREST PAYABLE UNDER ANY DOCUMENT BASED ON THE METHODOLOGY SET OUT HEREIN AND UNDER THE OTHER DOCUMENTS, INCLUDING ARTICLE 5 OF THE CREDIT AGREEMENT AND THE CONSTITUENT DEFINITIONS THEREIN AND UNDER THIS GUARANTEE AND THE OTHER DOCUMENTS RELATING TO INTEREST AND OTHER AMOUNTS PAYABLE HEREUNDER AND THEREUNDER.

(c)
THE GUARANTOR HEREBY IRREVOCABLY AGREES NOT TO PLEAD OR ASSERT, WHETHER BY WAY OF DEFENCE OR OTHERWISE, IN ANY PROCEEDING RELATING TO THE DOCUMENTS, THAT THE INTEREST PAYABLE UNDER THE DOCUMENTS AND THE CALCULATION THEREOF HAS NOT BEEN ADEQUATELY DISCLOSED TO THE BORROWER, ANY SUBSIDIARY OR THE GUARANTOR, WHETHER PURSUANT TO SECTION 4 OF THE INTEREST ACT (CANADA), OR ANY OTHER APPLICABLE LAW OR LEGAL PRINCIPLE.

1.5	Nominal Rates
The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Guarantee; all interest payments to be made hereunder shall be paid without allowance or deduction for deemed reinvestment or otherwise, before and after demand, default and judgment. The rates of interest specified in this Guarantee are intended to be nominal rates and not effective rates and any interest calculated hereunder shall be calculated using the nominal rate method and not the effective rate method of calculation.

1.6	[References to Guarantor]
[All references in this Guarantee to representations and warranties by, covenants of, actions and steps by, or the performance of the terms and conditions hereof by the "Guarantor" shall, as the context requires, be and shall be construed as being by the partners of [●] on behalf of and in respect of such partnership.] [Note: Insert Section 1.6, with appropriate conforming changes, for a guarantee by a general partnership; insert similar provisions, with additional conforming changes, for a guarantee by a limited partnership, trust or other unincorporated entity.]

1.7	[Luxembourg Terms]
In this Guarantee, a reference to:

(a)
"winding-up", "administration", "dissolution", "reorganisation", "composition", "compromise", "assignment" or "arrangement" includes, without limitation, bankruptcy (faillite), insolvency, voluntary or judicial liquidation (liquidation volontaire ou judiciaire), composition with creditors (concordat préventif de la faillite), moratorium or reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), general settlement with creditors, reorganisation or similar laws affecting the rights of creditors generally; and

(b)	a "compulsory manager", "receiver", "administrative receiver", "administrator" includes any commissaire, juge-commissaire, curateur, liquidateur or similar officer.]
[Note: Insert the foregoing square-bracketed wording for a guarantee from a Baytex LuxCo.]
ARTICLE 2    - GUARANTEE

2.1	Guarantee of Obligations
The Guarantor hereby unconditionally and irrevocably guarantees to the Beneficiaries the payment and performance of all of the Obligations, together with interest thereon as provided in Section 5.4.

2.2	Indemnity
If any or all of the Obligations are not duly paid or performed by either Borrower or any other Subsidiary, as applicable, and are not recoverable under Section 2.1 for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Beneficiaries from and against all losses resulting from the failure of such Borrower or such Subsidiary to pay and perform such Obligations. [In addition to and without limiting the foregoing, each partner of the Guarantor hereby agrees, on a joint and several basis, to indemnify and hold harmless each of the Beneficiaries, forthwith after demand as provided herein, from and against all losses resulting from the failure of either Borrower or any Subsidiary, as applicable, to pay and perform any or all of the Obligations, it being the express intention of the partners of the Guarantor that each of the partners of the Guarantor shall be jointly and severally liable for the Obligations.] [Note: Insert the foregoing square-bracketed wording in Section 2.2 for any guarantee by a general partnership which includes a Borrower as a partner.]

2.3	Guarantor as Principal Obligor
If any or all of the Obligations are not duly paid or performed by either Borrower or any other Subsidiary, as applicable, and are not recoverable under Section 2.1 or the Beneficiaries are not indemnified under Section 2.2, in each case, for any reason whatsoever, such Obligations shall, as a separate and distinct obligation, be recoverable by the Beneficiaries from the Guarantor as the primary obligor and principal debtor in respect thereof and shall be paid to the Beneficiaries forthwith after demand therefor as provided herein.

2.4	Guarantee Absolute and Unconditional

The liability and obligations of the Guarantor hereunder shall be continuing, unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged, limited or otherwise affected by:

(a)
any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Obligation, security, person or otherwise, including any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release of any of the Obligations, covenants or undertakings of the Borrowers and the Subsidiaries under the Documents;

(b)	any modification or amendment of or supplement to the Obligations;

(c)
any loss of or in respect of any security held by or on behalf of the Beneficiaries, whether occasioned by the fault of the Beneficiaries or otherwise, including any release, non-perfection or invalidity of any such security;

(d)
any change in the existence, structure, constitution, name, control or ownership of either Borrower, any Subsidiary or any other person, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting either Borrower, any Subsidiary or any other person or their respective assets;

(e)
the existence of any set-off [(including any legal set-off under Luxembourg law)] [Note: Insert the foregoing square-bracketed wording for a guarantee from a Baytex LuxCo.], counterclaim, claim or other right which the Guarantor, either Borrower or any Subsidiary may have at any time against the Beneficiaries or any other person, whether in connection with the Credit Agreement, this Guarantee, any other Document or any unrelated transaction;

(f)
any provision of applicable law purporting to prohibit or limit the payment by either Borrower or any Subsidiary, as applicable, of any Obligation, and the foregoing is hereby waived by the Guarantor to the extent permitted under applicable law;

(g)	any limitation, postponement, prohibition, subordination or other restriction on the right of a Beneficiary or any other person on behalf of a Beneficiary to payment of the Obligations;

(h)	any release, substitution or addition of any other guarantor of the Obligations;

(i)
any defence arising by reason of any failure of any Beneficiary or any other person on a Beneficiary's behalf to make any presentment, demand, or protest or to give any other notice, including notice of all of the following: acceptance of this Guarantee, partial payment or non-payment of all or any part of the Obligations and the existence, creation, or incurring of new or additional Obligations;

(j)
any defence arising by reason of any failure of a Beneficiary or any other person on behalf of a Beneficiary to proceed against either Borrower, any Subsidiary or any other person, or to apply or exhaust any security held from either Borrower, any

Subsidiary or any other person for the Obligations, to proceed against, apply or exhaust any security held from the Guarantor or any other person, or to pursue any other remedy available to the Beneficiaries or any other person on behalf of the Beneficiaries;

(k)
any defence arising by reason of the invalidity, illegality or lack of enforceability of the Obligations or any part thereof or of any security or guarantee in support thereof, or by reason of any incapacity, lack of authority, or other defence of either Borrower, any Subsidiary or any other person, or by reason of any limitation, postponement or prohibition on a Beneficiary's or other person on behalf of a Beneficiary's rights to payment, or the cessation from any cause whatsoever of the liability of either Borrower, any Subsidiary or any other person with respect to all or any part of the Obligations (other than irrevocable payment to the Beneficiaries in full, in cash, of the Obligations), or by reason of any act or omission of the Beneficiaries or others which directly or indirectly results in the discharge or release of either Borrower, any Subsidiary or any other person or of all or any part of the Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(l)
any defence arising by reason of the failure by a Beneficiary or any other person on behalf of a Beneficiary to obtain, register, perfect or maintain a Security Interest in or upon any property of either Borrower, any Subsidiary or any other person, or by reason of any interest of the Beneficiaries or any other person on behalf of the Beneficiaries in any property, whether as owner thereof or as holder of a Security Interest therein or thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment of any right or recourse to collateral;

(m)	any defence arising by reason of the failure of the Beneficiaries or any other person on behalf of the Beneficiaries to marshal assets;

(n)
to the extent permitted under applicable law, any defence based upon any failure of the Beneficiaries or any other person on behalf of the Beneficiaries to give to either Borrower, any Subsidiary or the Guarantor notice of any sale or other disposition of any property securing any or all of the Obligations or any other guarantee thereof, or any notice that may be given in connection with any sale or other disposition of any such property;

(o)
any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against either Borrower, any Subsidiary or any other person, including any discharge or bar against collection of any of the Obligations; [or]

(p)	[the fact that either Borrower or any Subsidiary, as applicable, has a general partnership interest in the Guarantor;] or [Note: Insert subparagraph (p) if applicable.]

(q)
any other law, event or circumstance or any other act or failure to act or delay of any kind by either Borrower, any Subsidiary, the Beneficiaries or any other person, which might, but for the provisions of this Section, constitute a legal or equitable defence to or discharge, limitation or reduction of the Guarantor's obligations hereunder, other than as a result of the payment or extinguishment in full of the Obligations.

The foregoing provisions apply and the foregoing waivers, to the extent permitted under applicable law, shall be effective even if the effect of any action or failure to take action by the Beneficiaries or any other person on behalf of the Beneficiaries is to destroy or diminish the Guarantor's subrogation rights, the Guarantor's right to proceed against either Borrower or any Subsidiary for reimbursement, the Guarantor's right to recover contribution from any other guarantor or any other right or remedy of the Guarantor.

2.5	Keepwell
To the extent that the Guarantor is a Qualified Keepwell Provider, the Guarantor jointly and severally with each other Qualified Keepwell Provider, absolutely, unconditionally, and irrevocably undertakes to provide such funds or other support as may be needed from time to time by the Canadian Borrower and each Subsidiary (other than the Guarantor) to honor all of its obligations under the guarantees they have provided in favour of the Agent and the other Beneficiaries in respect of any Lender Financial Instrument Obligation which is a Swap Obligation (provided, however, that the Guarantor shall only be liable under this Section 2.5 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 2.5, or otherwise under this Guarantee, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of the Guarantor under this Section 2.5 shall remain in full force and effect until all Obligations have been paid in full. The Guarantor intends that this Section 2.5 constitute, and this Section 2.5 shall be deemed to constitute, a "keepwell, support, or other agreement" for the benefit of the Canadian Borrower and each Subsidiary (other than the Guarantor) for all purposes of section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

2.6	[Luxembourg Limitation on Guarantee
Notwithstanding the foregoing and any other provision of this Guarantee (or any other Document entered into by the Guarantor) to the contrary, the payment and guarantee undertaking of the Guarantor under this Guarantee for the Obligations of either Borrower or any Subsidiary which is not a Subsidiary of the Guarantor shall be limited at any time, to an aggregate amount not exceeding 99% of the greater of:

(a)
the Guarantor's own funds ("capitaux propres") and the debt owed by the Guarantor to any of its direct or indirect shareholders, as determined by Article 34 of the Luxembourg law of 19 December 2002 on the register of commerce and companies, accounting and companies annual accounts, as amended, as at the date of this Guarantee; and

(b)
the Guarantor's own funds ("capitaux propres") and the debt owed by the Guarantor to any of its direct or indirect shareholders, as determined by Article 34 of the Luxembourg law of 19 December 2002 on the register of commerce and companies, accounting and companies annual accounts, as amended, as at the date demand hereunder is made pursuant to Section 5.1.

The above limitation shall not apply to any amounts borrowed under any Credit Facility and in each case made available, in any form whatsoever, to the Guarantor or any of its Subsidiaries.
[Note: Insert the foregoing square-bracketed wording for a guarantee from a Baytex LuxCo.]
ARTICLE 3     - DEALINGS WITH THE BORROWERS, THE SUBSIDIARIES AND OTHERS

3.1	No Release
The Beneficiaries, without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor's liability and obligations hereunder, may:

(a)	grant time, renewals, extensions, indulgences, releases and discharges to either Borrower, any Subsidiary or any other guarantor or endorser;

(b)
take or abstain from taking security or collateral from either Borrower, any Subsidiary or any other guarantor or endorser or from perfecting security or collateral of either Borrower, any Subsidiary or any other guarantor or endorser;

(c)	accept compromises from either Borrower, any Subsidiary or any other guarantor or endorser;

(d)
subject to the Credit Agreement and the other Documents, apply all money at any time received from either Borrower or any Subsidiary or from security upon such part of the Obligations as the Beneficiaries may see fit or change any such application in whole or in part from time to time as the Beneficiaries may see fit; or

(e)	otherwise deal with either Borrower, any Subsidiary and all other persons and security as the Beneficiaries may see fit.

3.2	No Exhaustion of Remedies
The Beneficiaries shall not be bound or obligated to exhaust their recourse against either Borrower, any Subsidiary or other persons or any securities or collateral they may hold or take any other action (other than to make demand pursuant to Article 5) before the Beneficiaries shall be entitled to demand, enforce and collect payment from the Guarantor hereunder.

3.3	Evidence of Obligations

Any account settled or stated in writing by or between a Beneficiary or the Beneficiaries, as the case may be, and either Borrower or any Subsidiary, as applicable, shall be prima facie evidence that the balance or amount thereof appearing due to the same is so due.

3.4	No Set-off
In any claim by the Beneficiaries against the Guarantor hereunder, the Guarantor shall not claim or assert any set-off [(including any legal set-off under Luxembourg law)] [Note: Insert the foregoing square-bracketed wording for a guarantee from a Baytex LuxCo.], counterclaim, claim or other right that either of the Borrowers, any Subsidiary or the Guarantor may have against one or more of the Beneficiaries.
ARTICLE 4     - CONTINUING GUARANTEE

4.1	Continuing Guarantee
This Guarantee shall be a continuing guarantee and shall continue to be effective even if at any time any payment of any of the Obligations is rendered unenforceable or is rescinded or must otherwise be returned by any Beneficiary for any reason whatsoever (including the insolvency, bankruptcy or reorganization of either Borrower or any Subsidiary, as applicable), all as though such payment had not been made.

4.2	Revival of Indebtedness
If at any time, all or any part of any payment previously received by a Beneficiary and applied to any Obligation must be rescinded or returned by the Beneficiary for any reason whatsoever (including the insolvency, bankruptcy or reorganization of either Borrower or any Subsidiary, as applicable), such Obligation shall, for the purpose of this Guarantee, to the extent that such payment must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Beneficiary, and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Obligation as though such application by the Beneficiary had not been made.
ARTICLE 5     - DEMAND FOR PAYMENT, EXPENSES AND INTEREST

5.1	Demand for Payment
The Beneficiaries shall be entitled to make demand upon the Guarantor at any time during the continuance of an Event of Default and upon any such demand the Beneficiaries may treat all Obligations as due and payable and may forthwith collect from the Guarantor all Obligations. The Guarantor shall make payment to or performance in favour of the Beneficiaries of all Obligations forthwith after demand therefor is made upon the Guarantor by the Beneficiaries as aforesaid.

5.2	Stay of Acceleration
If acceleration of the time for payment of any amount payable by either Borrower or any Subsidiary, as applicable, in respect of the Obligations is stayed upon the insolvency, bankruptcy, arrangement or reorganization of such Borrower or such Subsidiary or any moratorium affecting the payment of the Obligations, all such amounts that would otherwise be subject to acceleration shall nonetheless be payable by the Guarantor hereunder forthwith on demand by the Beneficiaries.

5.3	Expenses
The Guarantor shall pay to the Beneficiaries all reasonable out of pocket costs and expenses, including all reasonable legal fees (on a solicitor and his own client basis) and other expenses incurred by the Beneficiaries from time to time in the enforcement, realization and collection of or in respect of this Guarantee. All such amounts shall be payable by the Guarantor on demand by the Beneficiaries.

5.4	Interest
Any payment obligation comprised in the Obligations guaranteed hereunder which is not paid when due hereunder shall bear interest, to the extent not already included in the Obligations, both before and after default or judgment, from the date of demand pursuant to Section 5.1 to the date of payment at the rate or rates provided in the relevant Document for such Obligations or, in the event no such rate is provided for therein, at a rate per annum that is equal to the Default Rate. Any other amounts payable pursuant hereto, including pursuant to Section 5.3, which are not paid when due hereunder shall bear interest, both before and after default or judgment, from the date of demand pursuant to Section 5.1 to the date of payment or reimbursement thereof by the Guarantor at a rate per annum that is equal to the Default Rate. All such interest shall accrue daily and shall be payable by the Guarantor on demand by the Beneficiaries.
ARTICLE 6     - SUBROGATION

6.1	Subrogation

(a)
Until all the Obligations have been irrevocably paid in full in cash, the Guarantor shall have no right of subrogation to, and waives to the fullest extent permitted by applicable law, any right to enforce any remedy which the Beneficiaries now have or may hereafter have against either Borrower or any Subsidiary, as applicable, in respect of the Obligations, and until such time the Guarantor waives any benefit of, and any right to participate in, any security, now or hereafter held by the Beneficiaries for the Obligations.

(b)
If (i) the Guarantor performs or makes payment to the Beneficiaries of all amounts owing by the Guarantor under this Guarantee, and (ii) the Obligations are performed and irrevocably paid in full then the Beneficiaries will, at the Guarantor's request, execute and deliver to the Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to the Guarantor of the Beneficiaries' interest in the Obligations and any security held therefor resulting from such performance or payment by the Guarantor.

ARTICLE 7     - REPRESENTATIONS AND WARRANTIES; COVENANTS

7.1	Representations and Warranties

The Guarantor represents and warrants as follows to each of the Beneficiaries and acknowledges and confirms that each of the Beneficiaries is relying upon such representations and warranties:

(a)	Status and Authority
It is a [corporation duly incorporated and] OR [INSERT OTHER APPROPRIATE DESCRIPTION, AS APPLICABLE] existing under the laws of [●] and has all authority, capacity and powers and all material Governmental Authorizations required to carry on its business as now conducted.

(b)	Valid Authorization
The execution, delivery and performance by the Guarantor of this Guarantee and each of the Documents to which it is a party (i) is within the Guarantor's authority, capacity and power, (ii) has been duly authorized by all necessary [corporate] OR [INSERT OTHER APPROPRIATE DESCRIPTION, AS APPLICABLE] and other action, (iii) requires no Governmental Authorization or action by or in respect of, or filing with, any Governmental Authority, and (iv) does not contravene or constitute a default under any provision of applicable law, or any agreement or any judgment, injunction, order, decree or other instrument binding upon the Guarantor or result in the creation or imposition of any Security Interest on any asset of the Guarantor or any of its Subsidiaries.

(c)	Enforceability of Documents
This Guarantee and each of the other Documents to which the Guarantor is a party constitute valid and legally binding obligations of the Guarantor, enforceable against the Guarantor in accordance with their respective terms subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors' rights and to the fact that equitable remedies are only available in the discretion of the court.

(c.1)	Interest Act (Canada)

(i)
This Guarantee, including Section 1.4 hereof, the Credit Agreement, including Article 5 thereof, and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder, satisfies the requirements of section 4 of the Interest Act (Canada) to the extent that section 4 of the Interest Act (Canada) applies to the expression, statement or calculation of any rate of interest or other rate per annum hereunder or under any other Document.

(ii)
The Guarantor is able to calculate the yearly rate or percentage of interest payable under any Document based on the methodology set out herein and under the other Documents, including Section 1.4 hereof, Article 5 of the Credit Agreement and the constituent definitions herein and under the other

Documents relating to interest and other amounts payable hereunder and thereunder.

(d)	[Centre of Main Interest
Its "centre of main interests" (as that term is used in Article 3(1) of The Council of the European Union No 1346/2000 on Insolvency Proceedings (the "Regulation")) is in Luxembourg and it has no "establishment" (as that term is used in Article 2(h) of the Regulation) in any other jurisdiction.
It has its central administration, within the meaning of the Luxembourg law of 10 August 1915 on commercial companies, as amended, in Luxembourg.]

(e)	[Solvency
The Guarantor has not taken any corporate action nor have any legal proceedings or other procedure or step been taken, started or threatened in relation to (a) bankruptcy (faillite), insolvency, voluntary or judicial liquidation (liquidation volontaire ou judiciaire), composition with creditors (concordat préventif de la faillite), moratorium or reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), general settlement with creditors, reorganisation or similar proceedings affecting the rights of creditors, (b) a composition, compromise, assignment or arrangement with any creditor of the Guarantor, (c) the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect the Guarantor or any of its assets, (d) enforcement of any Security Interests over any assets of the Guarantor, or (e) any analogous procedure or step is taken in any jurisdiction.
The Guarantor has not (i) suspended its payments (cessation de paiements) or (ii) lost its financial creditworthiness (ébranlement du crédit) within the meaning of Article 437 of the Luxembourg Commercial Code.]
[Note: Insert subparagraphs (d) and (e) for a guarantee from a Baytex LuxCo.]

7.2	Effective Time of Repetition
All representations and warranties, when repeated or deemed to be repeated hereunder, shall be construed with reference to the facts and circumstances existing at the time of repetition, unless they are stated herein to be made as at the date hereof.

7.3	Nature of Representations and Warranties
The representations and warranties set out in this Guarantee or deemed to be made pursuant hereto shall survive the execution and delivery of this Guarantee notwithstanding any investigations or examinations which may be made by the Beneficiaries or Beneficiaries' Counsel. Such representations and warranties shall survive until this Guarantee has been terminated.

7.4	Covenants Contained in the Credit Agreement and Other Documents
The Guarantor hereby covenants and agrees with the Beneficiaries that the Guarantor shall observe, perform and comply with any and all of the covenants of the Canadian Borrower and its Subsidiaries contained in the Credit Agreement or other Documents that the Canadian Borrower or such other Subsidiary agrees that the Guarantor (as a Material Subsidiary or otherwise) shall observe, perform and comply with. [In addition to and without derogating from the foregoing covenants and agreements, so long as any Obligation is outstanding or any Credit Facility is available under the Credit Agreement, the Guarantor further covenants and agrees with the Beneficiaries that, unless the Agent, on behalf of the Beneficiaries, otherwise consents in writing:

(a)	Single Purpose Entity
The Guarantor shall not carry on any business other than: (i) the holding of ownership interests in other Subsidiaries and (ii) the on-lending to the Canadian Borrower or other Material Subsidiaries of (A) the proceeds of equity subscriptions made by the Canadian Borrower or other Subsidiaries in the capital of the Guarantor and (B) the proceeds of loans made to the Guarantor by the Canadian Borrower and/or any other Material Subsidiary.

(b)	Limitation on Debt
The Guarantor shall not incur any Debt other than (i) Debt owing to the Canadian Borrower or another Material Subsidiary and (ii) Debt not to exceed U.S.$100,000 (or the equivalent amount thereof in any other currency) in the aggregate at any time.

(c)	No Security Interests
The Guarantor shall not create, issue, incur, assume or permit to exist any Security Interests on any of its property or assets other than in favour of the Agent.

(d)	No Property
The Guarantor shall not have interest in any property or assets other than: (i) the holding of ownership interests in other Subsidiaries, (ii) receivables owing from the Canadian Borrower or other Subsidiaries and (iii) cash on hand.

(e)	No Assignment of Receivables
The Guarantor shall not assign the receivables from the Canadian Borrower or other Subsidiaries referenced in Section 7.4(d) to any person other than the Canadian Borrower or another Subsidiary or the Agent.]
[Note: Insert the foregoing square-bracketed wording for a guarantee from a Baytex LuxCo.]
ARTICLE 8     - POSTPONEMENT

8.1	Postponement

Upon the occurrence and during the continuance of an Event of Default, all debts, liabilities and obligations, present and future of either Borrower or any Subsidiary, as applicable, to or in favour of the Guarantor shall be and are hereby postponed and subordinated to the prior payment and performance in full of the Obligations. All money received by the Guarantor in respect of such debts, liabilities and obligations during the continuance of an Event of Default shall be received and held in trust for the benefit of the Beneficiaries and upon demand hereunder shall be forthwith paid over to the Beneficiaries, the whole without in any way lessening or limiting the liability and obligations of the Guarantor hereunder and this postponement is independent of the Guarantee and shall remain in full force and effect until payment and performance in full of the Obligations and all obligations of the Guarantor under this Guarantee.
ARTICLE 9     - GENERAL

9.1	Waiver of Notices
The Guarantor hereby waives promptness, diligence, presentment, demand of payment, notice of acceptance and any other notice with respect to this Guarantee and the obligations guaranteed hereunder, except for the demand pursuant to Section 5.1.

9.2	Benefit of the Guarantee
This Guarantee shall enure to the benefit of the respective successors and permitted assigns of the Beneficiaries and be binding upon the successors of the Guarantor.

9.3	Foreign Currency Obligations
The Guarantor shall make payment relative to each Obligation in the currency (the "original currency") in which either Borrower or any Subsidiary, as applicable, is required to pay such Obligation. If the Guarantor makes payment relative to any Obligation to the Beneficiaries in a currency (the "other currency") other than the original currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment shall constitute a discharge of the liability of the Guarantor hereunder in respect of such Obligation only to the extent of the amount of the original currency which the Beneficiaries are able to purchase with the amount of other currency they receive on the date of receipt in accordance with normal practice. If the amount of the original currency which the Beneficiaries are able to purchase is less than the amount of such currency originally due in respect of the relevant Obligation, the Guarantor shall indemnify and save the Beneficiaries harmless from and against any loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Guarantee, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Beneficiaries and shall continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order. A certificate of a Beneficiary as to any such loss or damage shall constitute prima facie evidence thereof, in the absence of manifest error.

9.4	Taxes and Set-off by Guarantor

All payments by the Guarantor under this Guarantee, whether in respect of principal, interest, interest on overdue and unpaid interest, fees or any other Obligations, shall be made in full without any deduction or withholding (whether in respect of set-off [(including any legal set-off under Luxembourg law)] [Note: Insert the foregoing square-bracketed wording for a guarantee from a Baytex LuxCo.], counterclaim, duties, Taxes, charges or otherwise whatsoever) unless the Guarantor is prohibited by applicable laws from doing so, in which event the Guarantor shall:

(a)	ensure that the deduction or withholding does not exceed the minimum amount legally required;

(b)
forthwith pay to the Beneficiaries such additional amount so that the net amount received by the Beneficiaries will equal the full amount which would have been received by it had no such deduction or withholding been made;

(c)
pay to the relevant taxation or other authorities, within the period for payment required by applicable laws, the full amount of the deduction or withholding (including the full amount of any deduction or withholding from any additional amount paid pursuant to this Section); and

(d)	furnish to the Beneficiaries promptly, as soon as available, an official receipt of the relevant taxation or other authorities involved for all amounts deducted or withheld as aforesaid.

9.5	No Waiver; Remedies
No failure on the part of the Beneficiaries to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

9.6	Severability
If any provision of this Guarantee is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

9.7	Amendments and Waivers
Any provision of this Guarantee may be amended, waived or a consent given in respect thereof with the concurrence of the Guarantor and the Agent on behalf of the Beneficiaries. Any waiver and any consent by the Agent on behalf of the Beneficiaries under any provision of this Guarantee must be in writing signed by the Agent and may be given subject to any conditions thought fit by the Agent. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

9.8	Additional Security

This Guarantee is in addition and without prejudice to any security of any kind (including, without limitation, other guarantees) now or hereafter held by the Beneficiaries or any person on behalf of the Beneficiaries and any other rights or remedies they might have.

9.9	Notices
Any demand, notice or other communication (hereinafter in this Section referred to as a "Communication") to be given in connection with this Guarantee shall be given in writing and may be given by personal delivery, facsimile or by registered mail addressed to the recipient as follows:
To the Agent on behalf of the Beneficiaries as follows:
The Bank of Nova Scotia, as Agent
Global Banking and Markets – Global Loan Syndications
40 King Street West, 55th Floor
Toronto, Ontario
M5H 1H1
Facsimile No.:    (416) 866-3329
Attention:    Head – Agency Services
To the Guarantor:
[[●][INSERT NAME OF BAYTEX LUXCO]
99, Grand Rue
L-1661 Luxumbourg,
Grand Duchy of Luxembourg

Attention: Board of Managers]

OR

[[●]
[c/o] Baytex Energy Corp.
Centennial Place, East Tower
Suite 2800, 520 - 3rd Avenue S.W.
Calgary, Alberta
T2P 0R3
Facsimile No.:    (587) 952-3029
Attention:    Chief Financial Officer]
or such other address or electronic communication number as may be designated by notice by any party to the other. Any Communication given by personal delivery or facsimile transmission shall be conclusively deemed to have been given on the day of actual delivery or transmittal thereof and, if given by registered mail, on the third day following the deposit thereof in the mail. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such Communication shall not be mailed but shall be given by personal delivery or facsimile transmission.

9.10	Assignment
The rights of the Beneficiaries under this Guarantee may be assigned by the Beneficiaries in accordance with the provisions of the Credit Agreement and without the consent of the Borrowers, the Subsidiaries or the Guarantor during the continuance of an Event of Default and, at all other times, with the prior written consent of the Guarantor (such consent not to be unreasonably withheld). Subject to Section 10.2(j) of the Credit Agreement, the Guarantor may not assign its obligations under this Guarantee without the prior written consent of the Agent (which consent may be withheld in its sole discretion).
[In the event of a transfer or assignment by any of the Beneficiaries of its rights and/or obligations under this Guarantee and/or any other Documents by way of novation or otherwise, the Guarantor, the Borrowers and any of their Subsidiaries explicitly agree that all Security Interests and guarantees created or granted under this Guarantee and any other Documents shall be preserved for the benefit of the relevant Beneficiaries and the relevant transferee or assignee in accordance with all relevant laws, including, to the extent applicable, article 1278 of the Luxembourg Civil Code.] [Note: Insert the foregoing square-bracketed wording for a guarantee from a Baytex LuxCo.]

9.11	Time of Essence
Time is of the essence with respect to this Guarantee and the time for performance of the obligations of the Guarantor under this Guarantee may be strictly enforced by the Beneficiaries.

9.12	Financial Condition of the Borrowers and the Subsidiaries
The Guarantor is fully aware of the financial condition of the Borrowers and each of the Subsidiaries and acknowledges that it shall receive a benefit from the Beneficiaries entering into the Documents to which the Beneficiaries are a party. The Guarantor assumes all responsibility for being and keeping itself informed of the Borrowers' and each of the Subsidiaries' financial condition and assets, and of all other circumstances bearing upon the risk of non-payment or non-performance of the Obligations and the nature, scope and extent of the risks which Guarantor assumes and incurs hereunder, and agrees that the Beneficiaries shall not have a duty to advise Guarantor of information known to any of them regarding such circumstances or risks.

9.13	Acknowledgement of Documentation
The Guarantor hereby acknowledges receipt of a true and complete copy of the Documents and all of the terms and conditions thereof.

9.14	Entire Agreement

This Guarantee, the Credit Agreement and the other Documents constitute the entire agreement between the Beneficiaries and the Guarantor with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between such parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between such parties other than as expressly set forth herein or therein.

9.15	Governing Law
This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

9.16	Attornment
The Guarantor and each of the Beneficiaries hereby attorn and submit to the jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to this Guarantee. For the purpose of all such legal proceedings, the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Guarantee. Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of the Guarantor or the Beneficiaries to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the Guarantor has executed this Guarantee.

[INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY]

Per:
Name:
Title:

Per:
Name:
Title:

SCHEDULE C
TO THE FIRST AMENDING AGREEMENT
FORM OF CONFIRMATION AND AMENDING AGREEMENT
THIS AGREEMENT is made effective as of April 25, 2018 and executed on __________, 2018
BETWEEN:
[BTE FINANCE S.À R.L. OR BTE HOLDINGS S.À R.L.], a Luxembourg private limited liability company (société à responsabilité limitée) (hereinafter referred to as the "Guarantor");
OF THE FIRST PART,
- and -
THE BANK OF NOVA SCOTIA, a Canadian chartered bank, as agent of the Beneficiaries (hereinafter referred to as the "Agent")
OF THE SECOND PART,
WHEREAS Baytex Energy Corp. (the "Canadian Borrower") and Baytex Energy USA, Inc. (the "U.S. Borrower" and, together with the Canadian Borrower, collectively, the "Borrowers") are party to the amended and restated credit agreement made as of June 4, 2014 and amended and restated as of March 31, 2016, between the Borrowers, the Lenders and the Agent (as amended and restated, the "Credit Agreement");
AND WHEREAS, pursuant to a first amending agreement (the "First Amending Agreement") made as of April 25, 2018, the Borrowers, the Lenders and the Agent agreed to amend and supplement the Credit Agreement;
AND WHEREAS the Guarantor has been provided with a true, correct and complete copy of the First Amending Agreement;
AND WHEREAS the Guarantor guaranteed (a) all of the Obligations (under and as defined in the Credit Agreement) of each Borrower under, pursuant or relating to the Credit Agreement and the other Documents (under and as defined in the Credit Agreement), (b) all of the Lender Financial Instrument Obligations (under and as defined in the Credit Agreement) and (c) all of the Cash Management Obligations (under and as defined in the Credit Agreement) (collectively, the "Guaranteed Obligations"), in each case, pursuant to a guarantee made as of June 4, 2014 (the "Guarantee"), granted by the Guarantor in favour of the Agent, the Lenders, the Hedging Affiliates and the Cash Managers (collectively, the "Beneficiaries");
AND WHEREAS, as collateral security for its obligations under the Guarantee, the undersigned executed and delivered to the Agent, on behalf of the Beneficiaries an account pledge agreement dated as of March 31, 2016 (the "Security");

AND WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Guarantee as hereinafter set forth;
AND WHEREAS the Guarantor wishes to confirm to the Agent and the other Beneficiaries that the Guarantee (as amended hereby) and the Security continue to apply to the Guaranteed Obligations.
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.	Interpretation
1.1.    In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"Agreement" means this agreement, as amended, modified, supplemented or restated from time to time.
1.2.    Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.
1.3.    The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.
1.4.    This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

2.	Amendments and Supplements to the Guarantee
The Guarantee is hereby amended to:

(a)
delete Section 1.4 thereof in its entirety and to substitute therefor Section 1.4 of Schedule H-5 to the Credit Agreement (after giving effect to the replacement of such Schedule H-5 pursuant to Section 2.10 of the First Amending Agreement); and

(b)
add as a new subparagraph (c.1) to Section 7.1 thereof subparagraph (c.1) of Section 7.1 of Schedule H-5 to the Credit Agreement (after giving effect to the replacement of such Schedule H-5 pursuant to Section 2.10 of the First Amending Agreement), with the intent that the Guarantee shall be in the same form and substance as the revised form of Material Subsidiary Guarantee attached to the Credit Agreement as Schedule H-5 (after giving effect to the replacement of such Schedule H-5 pursuant to Section 2.10 of the First Amending Agreement).

3.	Confirmation of Guarantee and Security
The Guarantor hereby confirms and agrees that the Guarantee, as amended and supplemented by Section 2 hereof (the "Amended Guarantee"), and the Security is and shall remain in full force and effect in all respects notwithstanding the amendment of the Guarantee, the amendments and supplements to the Credit Agreement contained in the First Amending Agreement, and shall continue to exist and apply to all of the Guaranteed Obligations, including, without limitation, the Guaranteed Obligations of the Borrowers under, pursuant or relating to the Credit Agreement, as amended by the First Amending Agreement. This confirmation is in addition to and shall not limit, derogate from or otherwise affect any provisions of the Amended Guarantee, or the Security including, without limitation, Article 2 and Article 3 of the Amended Guarantee.

4.	Representations and Warranties
The Guarantor hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority

(i)
It is duly formed and is validly subsisting under the laws of its jurisdiction of formation, and has all the requisite capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite capacity, power and authority to execute and deliver this Agreement.

(b)	Authorization; Enforceability
It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments
The execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to it, or of any law, regulation, judgment, decree or order binding on or applicable to it or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which it or any of its Subsidiaries is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the consent or approval of any Governmental Authority or any other party.
The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' Counsel. Such representations and warranties shall survive until the Guarantee has been terminated.

5.	Further Assurances
The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

6.	Enurement
This Agreement shall enure to the benefit of the parties hereto and the other Beneficiaries and shall be binding upon the parties hereto and their respective successors and permitted assigns.

7.	Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.
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IN WITNESS WHEREOF the parties hereto have executed this Agreement.

GUARANTOR:

[BTE FINANCE S.À R.L. OR BTE HOLDINGS S.À R.L.]

By:
Name: Title:

By:
Name: Title:

AGENT:

THE BANK OF NOVA SCOTIA, in its capacity as the Agent

By:
Name:
Title: